Exhibit 4.19

(English Translation)

* * *Confidential material has been omitted and filed separately with the Commission

LEASE

THE UNDERSIGNED:

CORPET LOUVET

Société par actions simplifieé [simplified limited company] with share capital of €79,248

Listed in the Bobigny Register of Trade and Companies as number 552 112 278

With its registered office at 87/95, avenue Victor Hugo – 93300 Aubervilliers, France

Represented by Mr Paul Taïeb under the terms of a special power of attorney dated 17/12/2010

Hereinafter known as the “Landlord”

ON THE ONE HAND,

AND:

The Company known as INTERXION FRANCE, SAS with share capital of €200,000, listed in the Bobigny Register of Trade and Companies as No. 423 945 799, with its registered office at 45 avenue Victor Hugo, Bâtiment 260, 93534 Aubervilliers Cedex, France

Represented by Mr Fabrice Coquio, Chairman

Hereinafter known as the “Tenant”

ON THE OTHER HAND

WHEREAS:

1 – Definitions

In this instrument the generic terms appearing below shall have these meanings:

•	Lease: means the lease covered by this document

•	Landlord: means CORPET LOUVET

•	General Terms and Conditions: means the general terms and conditions of the Lease

•	Special Terms and Conditions: means the special terms and conditions of the Lease

•	The Property or the Premises: means the property covered by the Lease

•	Tenant: means INTERXION

2 – Investigations carried out by the Tenant

Without prejudice to the conditions precedent referred to in Article 3 of the Special Terms and Conditions the Tenant acknowledges that it has had the opportunity, before today, to conduct any investigations that it may deem to be necessary in respect of the Property so as, in particular, to check its condition and ensure that it is possible to operate its business activities there, as envisaged. Notwithstanding the above, the Landlord hereby states that the Property is not encumbered by mortgages or other third party rights which could affect, by virtue of the enforcement of surviving or other rights, the rights invested in the Tenant in application of this document.

NOW THEREFORE, MOVING ONTO THE LEASE COVERED BY THIS DOCUMENT:

The Landlord shall lease, for a period of 12 full and consecutive years from the effective date as stated in paragraph 3 of the Special Terms and Conditions of this Lease, within the context of the commercial lease statute, as defined in Articles L 145-1 et seq. of the French Commercial Code, to the Tenant which accepts, the Property described in the Special Terms and Conditions below.

The Lease is granted and accepted under the Special and General Terms and Conditions laid down below, which shall constitute an indivisible whole.

It is specified herein that in the event of contradiction between the General Terms and Conditions on the one hand and the Special Terms and Conditions, on the other, the provisions of the Special Terms and Conditions shall prevail.

CHAPTER I – SPECIAL TERMS AND CONDITIONS OF THE LEASE

1 – Description of the Property

The Property referred to in this document is situated at La Courneuve (Seine Saint Denis) 1-3, rue Râteau, France: it comprises land on which has been constructed a building for use as a warehouse with ancillary offices and outbuildings broken down as follows:

•	Site of the building: 18,019m2

•	Buildings:

•	Warehouses: 6,642m2

•	Dwellings: 300m2

•	Offices: 219m2

(annex 1: plan of the Property).

As viewed and approved by the Tenant.

2 – Intended use – Use of Premises

As shown above, the Property is intended for use as a warehouse and ancillary offices.

The Tenant may, however, use it for its business supplying hosting, fitting out and installation services in the field of IT and Telecommunications, providing connections between Telecom operator networks, technical support services to telecommunications companies, providing therein the transfer and recording of telecommunications capacity, as well as any related services, provided that it has obtained licences and carried out, at its own risk and expense, any work which may be required in order to carry on this business.

3 – Effective date of the Lease

The Lease, agreed for a twelve-year fixed term, shall come into force as of notification of the fulfilment or waiver by the Tenant of these conditions:

•	Approval of this Lease by the Tenant’s general shareholders’ meeting,

•	Confirmation from ERDF of the supply of electricity cables delivering at least 20 MW of power by 1 January 2012 at the latest,

•	Granting of the licence relating to installations classified for the protection of the environment (ICPE)

•	Granting of planning permission to construct a building designed to house the business activities envisaged by the Tenant and free from any third party recourse or right to withdraw said permission,

•	Release of the Premises by VSR by 30 April 2011 at the latest,

•	Issue of an asbestos and lead report

•	Issue of a mortgage certificate that is less than 30 days old certifying that the Premises are not encumbered by mortgages,

and shall come to an end on the same date in twelve years’ time.

The conditions required for the Lease to come into force are stipulated for the benefit of the Tenant which alone shall be entitled to enforce or waive said conditions.

The Tenant alone shall be responsible, at its own expense, for doing its utmost to fulfil the first four conditions required for the Lease to come into force. For its part the Landlord shall be responsible for doing its utmost to fulfil the last three conditions, at its own expense, by 31 May 2011 at the latest.

The fulfilment or waiver of the conditions precedent shall be notified by the first party to take action, by recorded delivery letter, said letter being taken as completion of this Lease without the need for any further formalities.

Should the Tenant fail to fulfil the conditions precedent incumbent upon it within the specified deadline, the Landlord may, on its own initiative, notify the Tenant of the cancellation of this contract, without compensation on either side.

4 – Period between the Lease being signed and coming into force

4.1) Nature of the contractual relationship

In order to enable the Tenant to conduct any investigations required in order for it to set up and operate its business in the Property, the Landlord shall grant the Tenant, during the period between the Lease being signed and coming into force, a temporary right of occupancy which, by mutual agreement between the parties, shall not be subject to public policy rules of commercial lease statutes but shall be governed by common contract law.

The parties shall adopt the system of temporary occupancy due to the following considerations:

•	The Lease is subject to conditions precedent which render its entry into force uncertain,

•	The Property is partially occupied by a tenant (VSR) to be evicted by the Landlord.

4.2) Legal basis of the temporary occupancy

The temporary right of occupancy is based on a reduced site which excludes the premises currently occupied by VSR.

4.3) Duration of the temporary occupancy

This temporary right of occupancy shall be effective for a maximum of eighteen (18) consecutive months from the date of signing.

The temporary right of occupancy shall be split into two separate periods:

•

An initial period of six (6) months from the date of signing of this document during the course of which the Tenant shall agree to do its utmost to fulfil the first four conditions required for the Lease to come into force, as stipulated in Article 3 above, without prejudice to the Landlord’s obligations by virtue of the conditions precedent incumbent upon it.

•

Should one or more of the first four conditions stipulated in Article 3 above and required for the Lease to come into force, fail to be met by the end of this initial period, the temporary right of occupancy shall continue for a maximum of twelve (12) months from the expiry of the initial six- (6) month period, during which the Landlord undertakes to lend the Tenant its support in fulfilling these conditions and, in particular, in obtaining final planning permission.

By mutual agreement between the parties, this temporary right of occupancy shall be automatically cancelled:

•	on the date of fulfilment of the conditions precedent under the terms provided for in Article 3, the Lease coming into force immediately,

•

Or, if the Tenant fails to obtain final planning permission by the end of the eighteen (18) months of temporary occupancy, without prejudice to the rights of the Tenant in the event of the non-fulfilment of the conditions precedent incumbent upon the Landlord by the required deadline.

4.4) Occupation rent

In exchange for the temporary right of occupancy granted by the Landlord the Tenant shall be liable to pay a fixed occupation rent as follows;

4.4.1) Occupation rent for the first six months

During the first six months from signing of this document an occupation rent set on an annual basis, exclusive of taxes and charges, at * * *, i.e. a quarterly occupation rent, exclusive of taxes and charges, of * * *.

The occupation rent is payable per quarter, in advance.

The Tenant shall pay, upon signing of this document, the occupation rent for the current calendar quarter, on a pro rata basis, for the time remaining until the end of the quarter.

4.4.2) Occupation rent for the following twelve months

During the twelve (12) months following on from the first 6-month period stipulated above the occupation rent set on an annual basis, exclusive of taxes and charges, at * * *, i.e. a quarterly occupation rent, exclusive of taxes and charges, of * * *.

The occupation rent is payable per quarter, in advance.

4.4.3) Occupation rent, if the Lease does not come into force

The parties expressly agree that if, during the course of the first six (6) months of the temporary period of occupancy, the Tenant decides to refuse the Lease for any reasons other than:

•	Failure to obtain from ERDF, by 1 January 2012 at the latest, the supply of electricity cables delivering at least 20 MW of power,

•	Failure to obtain the licence relating to installations classified for the protection of the environment (ICPE),

•	Failure to fulfil the conditions precedent incumbent upon the Landlord,

•	Failure to obtain planning permission to construct a building designed to house the business activities envisaged by the Tenant and free from any third party recourse and any right to withdraw,

the Tenant shall be immediately liable for fixed and final overall compensation of * * *, exclusive of taxes, plus VAT at a rate of 19.6% and undertakes to irrevocably release the premises from any occupancy on its part by 30 June 2011 at the latest.

It is expressly stipulated that the Tenant’s right to refuse the Lease under the terms stated above may only be exercised during the first six (6) months of the temporary occupancy.

4.5) Prohibition

The Tenant shall be irrevocably prohibited, during the course of the period of temporary occupancy, from demolishing all, or part, of the existing buildings. The Landlord does, however, authorise the Tenant to carry out any surveys on the Property, but with responsibility for making good.

4.6) Other conditions of temporary occupancy

The temporary right of occupancy is subject to all the Special or General Terms and Conditions contained in this document that are not contrary to the stipulations of this Article 4.

5 – Tax system

In accordance with the provisions of Articles 260-2 of the French General Tax Code and 193 and 195 of annex II of the French General Tax Code the Tenant has opted to pay VAT on rental received from the Property, including the occupation rent referred to above.

Consequently, the rent, charges, occupation rent, considerations and, generally speaking, any sums owing by the Tenant to the Landlord in execution of this document shall be taken as being subject to VAT. The same holds good for any replacement, additional or similar taxes that may be created.

6 – Rent

6.1 – Basic rent

This tenancy is approved and agreed for an annual principal rent, exclusive of taxes and charges, of:

•

* * *, from the effective date of the Lease until the commencement of the commercial use of the Property, this being characterised by the presence of employees and the hosting of the Tenant’s clients within the context of its business, but until no later than 30 June 2012,

•

* * * from the date of commencement of commercial use of the Property, this being characterised by the presence of employees and the hosting of the Tenant’s clients within the context of its business, but by 1 July 2012 at the latest.

In consideration of:

•	the occupation rent granted above at a reduced rate,

•	the cost incurred by the Landlord alone, inclusive of any registration fees that may be due, of evicting its current tenant in a very short period of time,

•

the Landlord’s undertaking to transfer, free of charge, to the La Courneuve Commune, between 3,000 and 5,000 m2 of land situated at the edge of the Property so as to enable improvements to be made to the access to said Property,

•

the Landlord’s agreement to renew the Lease, if requested by the Tenant and subject to the latter having perfectly adhered to the terms and conditions of this contract, Lease for a new fixed twelve-year period at the rental amount in force at the end of this Lease, the parties irrevocably agree that the annual rent, exclusive of taxes and charges, shall automatically increase every year on the anniversary of its effective date, by two point five percent (2.5%), this two point five percent increase making it possible to gradually offset the benefits accorded hereinabove by the Landlord.

The minimum increase of two point five percent (2.5%) shall apply for the entire duration of the Lease and for any subsequent renewals.

This clause is an essential condition of the parties’ agreement to the Lease, without which they would not have entered into the contract.

This two point five percent (2.5%) increase shall apply notwithstanding the application of movements in the INSEE construction price index which serves as the benchmark for the escalator clause stipulated in the General Terms and Conditions, up to a maximum annual increase in this index of two percent (2%).

6.2 – Advance rent

In consideration of the exemption from payment of a deposit, granted in paragraph 8 below, by the Landlord to the Tenant, the Tenant shall pay the Landlord, upon signing of this document, in addition to the rent payable on the due date, a permanent advance amounting to one quarter’s rent, plus charges, plus VAT at the current rate, i.e. the sum of * * *, by express agreement between the parties, such that the Landlord holds, on a continuous basis, irrespective of the quarterly due dates, a sum amounting to 3 months rent and charges, inclusive of tax.

For the period prior to the effective date, after that for the period from the effective date, the amount of the permanent advance amount shall be calculated pro rata of the value of 3 month’s rent and charges, inclusive of tax for the periods in question.

This advance shall be indexed under the same terms as the principal rent.

At the end of the Lease, which may have been renewed, the advance paid by the Tenant shall be returned to it, after deduction of any sums which may still be owing to the Landlord, for whatever reason and, in the first instance, for making good the premises.

In the event of premature cancellation of the Lease due to failure to fulfil its terms and conditions for any reason whatsoever for which the Tenant is responsible, said advance shall be retained by the Landlord by way of initial damages, without prejudice to any other subsequent damages.

7 – Benchmark index used to update the rent

For the application of the indexation clause stipulated in Article 3.2 of the General Terms and Conditions, the index shall be the index published last, i.e. that of the 2nd quarter of 2010, at a value of 1517.

8 – Deposit

Notwithstanding Article 3.7 of the General Terms and Conditions below, the Tenant is exempted from paying the Landlord a deposit.

9 – Amount of 1st quarterly provision for charges

9.1 – Reimbursement of charges privatives [charges for private use]

The provision for reimbursement of charges for private use is set at five percent (5%) of the annual rent, exclusive of taxes and charges.

9.2 – Reimbursement of impôt foncier [property tax]

The provision for reimbursement of property tax is set at the sum of * * * exclusive of tax, plus VAT, per quarter.

This provision has been set on the basis of the 2010 property tax advice annexed to this document.

9.3 – Reimbursement of annual tax on premises for use as offices, retail premises and for storage

The provision for reimbursement of this tax shall be set on the basis of the first call made by the Tax Authorities once the Tenant’s construction works are complete.

10 – Tenant’s works

10.1 – Performance of works by the Tenant

The Tenant has informed the Landlord of its plans to carry out major demolition and reconstruction works in the Property.

The Landlord authorises the Tenant to carry out the structural and construction works in accordance with planning permission thereby enabling it to carry on its business on the site.

The parties have expressly agreed that the Tenant’s structural and building works may never be used as the basis for an increase in rent on the occasion of rent reviews or upon renewal of the Lease.

The Tenant agrees to comply with any regulations regarding these works and to apply for and obtain, any prior administrative authorisation required.

The Tenant’s objective is to file an application for planning permission, after obtaining the approval provided for in Articles L510-1 et seq. of the French town planning code, if necessary, by 31 January 2011 at the latest. It shall inform the Landlord, as soon as it receives notification of the preparatory investigation deadline and shall inform the Landlord, at the latter’s first request, of how the investigation into the application is progressing.

The works shall be carried out at the Tenant’s own expense and risks, by companies providing full guarantees of expertise.

The Tenant alone shall pay for any damages caused directly or indirectly during the course of the performance of these works or at a later date simply by virtue of their existence and shall cover the Tenant’s liability in full should action be taken against it in this respect.

Should the need arise, please note that the fact that the Landlord is aware of the specifications of the Tenant’s works shall in no way result in its liability being incurred, the Tenant continuing to be solely and entirely responsible for the works.

Prior to commencement of the works the Tenant shall send the Landlord a certificate of the builder’s liability insurance issued by the insurer as well as a copy of the policy taken out.

In addition it shall send the Landlord a copy of any administrative authorisations as soon as they are received.

When the works are completed the Tenant undertakes to supply the Landlord with the final working drawings for the installations, the end-of-contract technical inspection report, a copy of the declaration of completion of works, the certificate of conformity, the opening administrative authorisations, the acceptance testing reports and, more generally speaking, any document proving the successful completion of its works, as well as any technical instructions appertaining to their operation, particularly in relation to air-conditioning.

10.2 – Charge for works carried out during the Lease

Notwithstanding Articles 5.2 et seq. of the General Terms and Conditions of the Lease, the Tenant shall carry out, at its own expense and risks, as and when required and shall continue to pay for any work that may be needed on the Property during the course of the Lease, for whatever reason and irrespective of the nature and extent of said work, even when attributable to hidden defects (maintenance work, repairs, replacements etc.) without exception, including by derogation of the provision of Article 605, those referred to in Article 606 of the French Civil Code, repairs involving the structure or the soundness of the Property, compliance works, those resulting from any injunctions that may be served by administrative authorities and even, notwithstanding Article 1755 of the French Civil Code, in the event of force majeure or obsolescence.

It shall expressly waive any rights under the provisions of Articles 1719, paragraphs 2, 3 and 4, 1720, 1721 and 1724, paragraphs 2 and 3 of the French Civil Code for all works carried out by it, including those covered by Article 606 of said Civil Code.

10.3 – What becomes of the works at the end of the Lease?

As an exception to the General Terms and Conditions stipulated below, ownership of the Tenant’s structural and construction works shall pass to the Landlord only in the event of the Tenant leaving the premises, i.e. in the event of the keys being returned with no hope of return and discontinuation of rental payments, unless the Tenant asks for the constructions to be destroyed as stipulated in the General Terms and Conditions. For the purposes hereof it is expressly agreed that the Tenant’s equipment and materials and any of its clients installed on the premises, may not be considered to be fixtures even if they are fixed to the Premises. On the other hand, the Tenant agrees to have them professionally removed.

11 – Unrestricted release of the Property

The Landlord irrevocably agrees to take action to release, entirely at its own expense, the Property which is currently partially occupied by VSR.

The Property shall be free of any occupation by VSR by the time that the Tenant obtains planning permission at the latest.

12 – Renewal of the Lease

The Landlord agrees, at the Tenant’s request and subject to the latter having perfectly complied with the terms and conditions of this document, to renew the Lease for another fixed twelve-year period at the rental amount in force at the end of the current Lease.

The Lease shall be renewed for another fixed twelve-year period.

This undertaking on the part of the Landlord is given solely out of consideration for the Landlord in person such that said undertaking cannot be transferred to any third party, by any means whatsoever, unless it is transferred to a company belonging to the Tenant’s group of companies and subject to the Tenant continuing to act as guarantor and remaining jointly and severally liable for the duration of the renewal term.

CHAPTER II – GENERAL TERMS AND CONDITIONS OF THE LEASE

This Lease is subject to the commercial lease statute, as codified by Articles L. 145-1 et seq. of the French Commercial Code.

1 – DEFINITION OF THE PREMISES

1.1 – Description of the Premises

The Premises are described in the Special Terms and Conditions.

The Tenant hereby declares that it is perfectly aware of the nature of the premises, having viewed and visited them. Any difference between the surface areas appearing in the Special Terms and Conditions or resulting from the plan annexed and the actual surface areas of the Premises shall not justify any reduction or increase in rent, the parties referring to the surface areas of the site such as they are.

The parties agree that the Premises shall form an indivisible whole for the entire duration of the Lease, its renewals, tacit renewals and even in the event of any disposals.

1.2 – Intended use – Use

The Tenant shall use the Premises on a personal basis and solely for the use stated in the Special Terms and Conditions in accordance with the Property’s intended use and in compliance with the provisions of Articles 1728 and 1729 of the French Civil Code.

The Tenant shall arrange for any administrative authorisations and for the payment of any sums, taxes and/or duties appertaining to the activities to be carried out on the Premises and to their use.

The Tenant shall also personally ensure that the Premises are compliant in respect of the business being conducted therein, so that the Landlord is never inconvenienced in this respect.

2 – CONDITIONS RELATING TO THE TERM OF THE CONTRACT

2.1 – Term

This Lease has been approved and accepted for a period of twelve whole consecutive years commencing on the effective date specified in the Special Terms and Conditions of the Lease appearing above.

The Tenant expressly waives its right to request the cancellation of the Lease before the end of the twelfth year, the Lease being for a fixed period of twelve years.

If the Lease is renewed, the parties expressly agree, wherever possible, that the Lease shall be renewed for the same twelve-year fixed term, without the Tenant being entitled to terminate the Lease at the end of each three-year period.

If, despite committing to a fixed twelve-year term, the Tenant is obliged to give notice between the effective date of the Lease as specified in the Special Terms and Conditions and the expiry of the twelfth year of the Lease, it shall be liable to pay the Landlord compensation for early cancellation corresponding to the full amount of rent, inclusive of charges and VAT, still due for the remainder of the twelve-year period.

2.2 – Notice given by the Tenant

The Tenant may give notice at the end of the fourth three-year period only, pursuant to the provisions of Article L. 145-4 of the French Commercial Code in accordance with the Special Terms and Conditions.

The Tenant shall give the Landlord notice by means of an extrajudicial document one year prior to the expiry of the twelfth year of the Lease at the latest.

The Lease shall continue until the effective date of the notice even if the keys have been returned to the Landlord prior to this date.

3 – FINANCIAL TERMS AND CONDITIONS

3.1 – Rent

This Lease has been approved and agreed for an annual principal rent, the reference value of which is stated in the Special Terms and Conditions. The rent shall change pursuant to the terms and conditions of the Special Terms and Conditions appearing above.

3.2 – Rent indexation

The rent shall automatically go up, but never down, every year, on the anniversary of the effective date of the Lease without the need for prior notification, pursuant to the stipulations of the Special Terms and Conditions.

Upon the occasion of the first annual rent review, the ratio of this benchmark index to the index for the same quarter the subsequent year shall be calculated.

Every year the same ratio is calculated between the benchmark index used for the previous indexation and the index for the same quarter the following year.

If this index is not known on the anniversary date of the Lease, a provisional indexation is calculated on the basis of the last known index.

If, for whatever reason, the aforementioned index selected for the annual rent review, should cease to be published, this review would be made on the basis of either the replacement index or a new index chosen by mutual agreement.

Should an agreement fail to be reached on the choice of the new index to be adopted, the parties shall then refer the matter to an expert appointed by the Presiding Judge at the Tribunal de Grande Instance [court of first instance] with jurisdiction in the area where the Premises are located. The Tenant alone shall be liable for legal costs and for the cost of any expert reports.

This indexation clause constitutes an essential and determining clause without which the Lease would not have been agreed. Failure to apply this clause, even in part, may authorise the Landlord, and it alone, to ask for the Lease to be cancelled, without compensation.

3.3 – Charges

3.3.1) Communal charges

The rent stipulated shall be considered to be net of any charges and taxes for the Tenant (“quadruple net” rental as is customary for “investor leases”).

Consequently, the Tenant shall reimburse the Landlord for charges of any kind appertaining to the Premises, facilities and items of equipment installed therein provided that these charges can be justified and correspond to clearly identified services of relevance to the Premises and, where applicable, the share of communal charges for communal areas of the Premises and for shared equipment, if the Property has not been rented to the Tenant in its entirety.

The charges to be reimbursed by the Tenant to the Landlord include, in particular, without the list being exhaustive, property insurance, property taxes, the annual tax on offices, the tax on commercial and storage premises, as well as any other tax or duty which may subsequently be created, added or substituted and for which the Tenant would also be liable, (iv) management fees for the Property fixed at two (2) percent (%) of the annual rent, exclusive of taxes and charges, (v) maintenance costs for roads, green spaces and for security services, costs relating to installing and maintaining items enabling the Building to be supplied with all fluids (water, gas, electricity etc.), (vi) as well as the cost of ensuring that the Premises comply, for the entire duration of the Lease and its renewals, with health and safety and environmental regulations.

If the building has co-ownership status or is incorporated into any other legal entity, generally speaking, the Tenant shall reimburse the Landlord for any resultant charges.

3.3.2) Methods of reimbursement

The Landlord shall be reimbursed by calling for a quarterly provision payable at the same time as the rent, based on expenses forecast for the year.

A reconciliation is conducted on an annual basis to take into consideration the actual expenses incurred for the previous year.

The charges are divided between the various Tenants in line with the percentages specified in the Property’s rules of procedure, if there are any and, failing this, charges are divided pro rata of the surface areas rented.

In order to take into consideration fluctuations in charges, the Landlord reserves the right to change the amount of provision requested.

Payment and reimbursement of all charges referred to in the Lease are payable as of the date on which the Tenant takes possession of the Premises and until the Premises are fully vacated.

The amount of the initial quarterly provision specified in the Special Terms and Conditions.

The Landlord also reserves the right to call for working capital to cover charges corresponding to one quarter of the annual budget projection.

3.3.3) Personal charges – Meters

The Tenant shall be responsible for the upkeep, surveillance and security of the Premises.

It shall take out maintenance contracts to cover the equipment and Premises rented as well as contracts appertaining to any mandatory testing required by legislation or regulations.

It shall open customer accounts for water, gas, electricity and telephone etc.

It shall be obliged to pay the premiums on a regular basis and shall settle all individual utilities bills direct, in accordance with its meter readings, as well as any taxes for which it is liable, the Landlord being released from all liability in this respect.

3.4 – Taxes and duties

The rent, as defined in the Special Terms and Conditions, expressed exclusive of taxes.

Since the Landlord has opted for VAT liability, in application of Article 260-2 of the French General Tax Code, the rent plus VAT at the current rate, at each demand.

All charges invoiced to the Tenant pursuant to the provisions of the Lease shall, for tax purposes, by classed as additional rent and, consequently, shall be subject to VAT at the current rate.

The Tenant shall be responsible for any increase or any other tax that may be added or substituted for VAT by new regulations.

The Tenant is, in addition, required to settle any municipal, administrative or refuse collection charges for which tenants are ordinarily liable, so that the Landlord is never inconvenienced in this respect.

It shall, in particular, settle any personal property taxes, rental taxes, the cotisation foncière des enterprises [local corporate property tax since 2010 based on property’s rental value] and any other taxes for which the Tenant is charged, but for which the Landlord is liable for whatever reason and to provide proof of payment when requested and at least eight days prior to departure at the end of the Lease.

3.5 – Payment terms

The Tenant shall pay the Landlord the rent and ancillary charges in four equal instalments, in advance, on 1 January, 1 April, 1 July and 1 October each year and for the first time on the effective date of the Lease.

This initial payment is calculated pro rata of the time between the effective date of the Lease and the end of the calendar quarter in which this effective date occurs. Each day shall correspond to 1/360th of the annual rent. All payments shall be made to the Landlord’s domicile or to any other place indicated by it.

The Tenant agrees, for this purpose, to sign a direct debit authorisation in favour of the Landlord in relation to a bank or post office account.

The rent shall continue to be payable until the Lease expires, even if the keys have been returned to the Landlord prior to the agreed end date.

3.6 – Penalty clause

Any late payment, not made on the exact due date, of one single instalment of rent, charges or ancillary expenses, or occupation rent referred to in Article L. 145-28 of the French Commercial Code and, more generally speaking, non-payment of any other sum due under the Lease, within the required deadlines and, for reasons beyond the Landlord’s control, shall automatically render the Tenant liable, fifteen (15) days after formal prior written notification remains unheeded, for the payment of interest calculated on the basis of the legal interest rate plus three points per year, plus VAT. Interest shall be payable as of the due date and every new month begun shall be payable in full.

In the event of repeat offences on the part of the Tenant over a continuous two-year period and upon expiry of a deadline of fifteen days from the scheduled due dates, all sums payable, after calculation of the aforementioned indemnities, shall automatically be subject to a fixed penalty of 10% without the need for any formal notification or notice. VAT shall be payable on these penalties.

The application of the previous two paragraphs may not at any time be considered as authorisation for late payment and shall not in any way hinder the issue of action for rescission of contract referred to in Article 9 above.

3.7 – Deposit

3.7.1) Amount

In order to warrant the performance of the obligations incumbent upon it under the Lease, the Tenant shall pay the Landlord a deposit amounting to one quarter of the annual rent, exclusive of taxes, as specified in the Special Terms and Conditions,

The deposit shall be readjusted, automatically and without formality, every time that the principal rent changes, such that it always amounts to one instalment of rent in advance.

This deposit is not interest-bearing.

3.7.2) Means of enforcing the warranty

This warranty may be enforced throughout the duration of the Lease, until full and final settlement of all rental and ancillary payments and until the Tenant has executed all its obligations in full.

Said warranty is returned to the Tenant once the Premises have been vacated, an inventory has been drawn up and the Tenant has produced proof of payment of its contributions, taxes and other duties.

The amount reimbursed shall be less any sums owing for whatever reason and, in particular, shall be less the balance of charges for the period of occupancy as well as the cost of making good the Premises.

The Tenant may not, under any circumstances, use this deposit to offset any rent or ancillary charges that may be due upon its departure.

If the Lease is cancelled due to failure to fulfil its conditions or for any reason whatsoever for which the Tenant is responsible, said deposit shall remain the property of the Landlord by way of initial damages, without prejudice to any subsequent damages.

3.8 – Furnishings

The Tenant shall keep the rented premises constantly filled with plant, furniture and merchandise in such quantities in terms of value that the latter shall always serve as a guarantee to the Landlord of payment of rent as well as ancillary charges and obligations under this Lease.

3.9 – Occupation rents

If, subsequent to discontinuation or cancellation of the Lease, whether court-ordered or not, the premises are not returned to the Landlord, fully vacant, on the agreed date, the Landlord or its assigns shall be liable for a monthly occupation rent amounting to the current monthly rent plus 50%.

This occupation rent shall be due from the day after the rental ends and until the date on which the Premises are returned, any month commenced being due in full.

Charges shall also continue to be due until the date on which the premises are returned to the Landlord, all without prejudice to any other damages.

3.10 – Costs – disputes

Each party shall be responsible for the cost of taking advice on drafting the Lease.

The Tenant shall be liable and shall continue to pay for any costs incurred by the Landlord upon the occasion of valid actions issued against the Tenant to obtain fulfilment of the terms and conditions of the contract.

3.11 – Assignment of sums owing

In the event of disputes, payments made by the Tenant shall be assigned in this order to:

•	costs of recovery and proceedings,

•	damages,

•	interest,

•	rent paid in advance or increases in rent paid in advance,

•	claims for rent or occupation rent: with respect to this item, the Landlord shall, as a priority, assign the payments to sums not subject to dispute,

•	provision for communal charges.

4 – TERMS AND CONDITIONS RELATING TO ENJOYMENT OF THE PREMISES

4.1 – General terms and conditions of enjoyment

4.1.1) Rules of occupancy

The Tenant shall refrain from any act, on its own part or on the part of its employees, which may harm the activities of other occupants of the Property, as well as disturbing their peace and quiet.

It shall refrain from any dangerous, insanitary and nuisance-causing activities.

The Tenant agrees to refrain from doing anything that may interfere with neighbours’ quiet enjoyment of their premises. The Tenant agrees to take the place of the Landlord in any legal proceedings that may be initiated by one or more neighbours for disturbance of enjoyment arising from the Tenant’s activity.

The Tenant shall comply with any measures relating to the order and cleanliness of the Property. It shall, in particular, dispose of its refuse as necessary.

It shall be prohibited from dumping anything, even temporarily, in the halls or communal parts of the Property, including stairs, car parks, access routes and gardens.

In the event of these clauses being breached, the Landlord may, eight days after formal notice sent by recorded delivery letter remains unheeded or without prior notice in the case of an emergency, arrange for the necessary removals, at the Tenant’s expense, the latter being obliged to reimburse this cost simply upon presentation of an invoice.

The Tenant agrees to inform the Landlord of the existence of any equipment liable for declaration as a classified installation. It agrees to make the required declarations for any equipment subject to said regulations.

The Tenant shall comply with regulations set by the Landlord or by local authorities with respect to refuse collection.

Generally speaking, it shall comply with any requirements, recommendations and orders issued by the labour inspectorate, health and safety committees and, more generally speaking, any relevant administrative departments, such that the Landlord shall not, under any circumstances, incur any liability. This shall, notably, also be the case when the property being rented is part of an IGH [high-rise building] that is subject to specific regulations with which the Tenant undertakes to comply in every respect.

It shall make due and exact payment of personal taxes and contributions, property taxes or other taxes for which Tenants are liable, such that the Landlord is never inconvenienced in this respect.

4.1.2) Access and inspection rights

The Tenant shall give the Landlord, as well as its representatives, architects and companies, access to the Premises as often as is required, so that their condition can be inspected and work carried out on communal areas and facilities, subject only, apart from in the event of an emergency, to the Landlord giving the Tenant 48 hours’ prior notice.

Once notice has been issued, the Landlord shall be free to erect any boards, signs or notices that it may deem necessary in locations of its choice.

In the event of sale or rental of the Premises, the Tenant shall allow visits to the Premises on working days between 9am and 6pm.

Should it fail to comply with this rule, the Tenant may be liable to the Landlord for any damages relating to losses incurred by the latter.

4.1.3) Security and technical management of the Property

The Tenant shall take personal responsibility for the security and surveillance of the Premises as well as for maintenance of the Premises.

It shall ensure that the Premises always have an operational fire protection system and, in particular, a fire alarm.

The Tenant shall arrange, at its own expense, for periodic checks on items of equipment, lifts, safety (in particular those relating to fire detection, warning and protection) and electrical installations etc.

4.2 – Signage

Any signs or name plates may only be installed by the Tenant, inside or outside the Property, once it has obtained the necessary administrative authorisations together with the Landlord’s prior, written approval. In this respect, the Landlord has already approved the sign described in annex —.

The Tenant shall be personally responsible for complying, where necessary, with special regulations relating to said signs and signage in general, with co-ownership regulations, with Property or area requirements or with any current administrative regulation governing either the Property or the area in which it is located.

Said signs shall be installed at the Tenant’s own expense and risk. It shall ensure that they are installed securely, kept in a perfect state of repair and it alone shall be liable for any accidents occasioned by their installation or existence.

4.3 – Disturbance of enjoyment

4.3.1) Destruction of Premises – Expropriation

In the event of compulsory purchase for reasons of public interest, the Lease shall purely and simply be cancelled, if the Tenant believes this to be appropriate, without the Landlord being liable for compensation. Should the Premises be destroyed, the compensation paid by the insurance company shall be paid to the Tenant and it shall be responsible for rebuilding the Premises within a maximum of twenty four (24) months.

4.3.2) Interruption of service

The Tenant may not claim any reduction in rent or compensation in the event of interruption or reduction, even if this is prolonged, of collective services, on the part of third parties such as water, heating, electricity or telephone, the Landlord not being obliged, moreover, to give the Tenant prior notice of said interruptions or reductions in service.

The Property’s services shall be provided by any means that the Landlord deems appropriate and it may change said means with a view to optimising the management of the Property.

5 – TERMS AND CONDITIONS RELATING TO MAINTENANCE OF THE PREMISES

5.1 – Ingoing inventory

The Tenant hereby accepts the premises in their current state, without being entitled to ask for any repairs or improvements, neither when possession is taken nor during the course of the Lease.

An inventory shall be compiled jointly by the parties when the Tenant takes possession of the property.

If, for any reason, this inventory should fail to be compiled and, in particular, if the Tenant, having been duly invited, fails to attend, the Premises shall be deemed to have been rented in perfect condition.

5.2 – Upkeep – repairs

For its part, the Tenant shall carry out, at its own expense and risk, as required and shall continue to pay for, any works including those referred to in Article 606 of the French Civil Code (repairs, making good, refurbishment or replacement) which may be required, now or in the future, by the Premises and their installations (such as, if they exist, heating, air conditioning and ventilation systems, technical equipment, access control and security systems, electricity, lighting, cabling, windows, woodwork and doors and windows, plumbing, sanitary facilities, carpeting, ceilings and false ceilings, walls, dividing walls, floors etc.) for whatever reason, irrespective of the nature and extent of said works and even if caused by age or hidden defects and shall proceed, at its own expense and as often as is required, with any treatments to rid the Premises of rats or insects.

In addition, the Tenant shall be responsible for any deterioration or loss in respect of the Premises, even if the Tenant is not at fault.

The Tenant shall carry out, at its own expense and risk, as required and shall continue to pay for, any works, improvements, installations or construction work required for compliance with current or future regulations, in particular, with respect to environmental protection, health and safety or security, including works covered by Article 606 of the French Civil Code.

The Tenant shall carry out, in the Premises, throughout the duration of the Lease and at its own expense, cleaning and maintenance work, minor repairs and refurbishment or replacement of any fixtures and fittings, paintwork, flooring, wall coverings or ceilings as soon they become necessary and for whatever reason, even if due to age or wear and tear, such that the Premises are, at all times, kept in a good state of repair.

It shall comply with any order issued by the Landlord to this effect, including during the course of the Lease.

The Tenant shall make any repairs that may become necessary with respect to meters, pipework, valves and fittings and locks and metalwork.

The Tenant shall ensure that the Premises comply, on a continual basis, with various regulations on public safety and on the safety of occupants, on working conditions, sanitary conditions, personal health and on environmental protection.

The Tenant shall be responsible for any works which may prove to be necessary under these regulations, even if the need to carry out these works is not the result of the business activity carried on by the Tenant in the Premises, but of the situation of the Property itself.

In this respect the Tenant shall comply with any administrative orders or requirements, in particular, those issued by safety committees, the Labour inspectorate or competent prefectural departments.

In the event of failure by the Tenant to comply, 15 days after formal notice by recorded delivery letter remains unheeded, the Landlord may have the aforementioned works carried out with costs being reimbursed to the Landlord by the Tenant at first request.

Upon expiry of the Lease, the Tenant shall return the property in a good state of repair, well maintained and operational. The Landlord hereby waives the right to request that the Premises be returned in their original condition, but expressly reserves the right to demand that the Tenant should demolish, at its own expense, existing constructions and clear away any rubble. It also acknowledges that any plant and equipment belonging to the Tenant or to its clients which is located on the Premises may not be considered as fixtures, however installed and fixed in the Premises and the Tenant shall be responsible for having them professionally removed in accordance with regulations applicable to ICPE.

5.3 – Works carried out by the Tenant

5.3.1) Adaptations – Improvements

The Tenant may not carry out any work on the premises that may change the intended use of the Property or make it unsound. It may not overload floors under penalty of being held responsible for any damage or accidents that may result from such overloading.

Subject to the above the Tenant may change the layout of the Premises, make any modifications, carry out any demolition work and knock through any walls or partition walls.

5.3.2) Compliance works

The Landlord alone shall pay for any works that may prove necessary in order to bring the Property’s Premises into line with current or future regulations.

The same holds good during the course of the Lease, if these regulations come to be amended thereby rendering the rented Property non-compliant with regulatory standards.

The Tenant shall ensure that the Landlord is never, at any time, inconvenienced in this respect.

5.4 – Works carried out by the Landlord

Whatever the inconvenience caused, the Tenant shall accommodate any repairs, reconstructions, height increases and any works whatsoever that may be carried out in the Property or in neighbouring properties, without being entitled to ask for any reduction in rent or cancellation of the Lease, whatever the extent and duration of said works, even if the latter should take more than forty days by derogation of Article 1724 of the French Civil Code.

5.5. – External works

In addition, the Tenant shall take direct recourse against the Local authority, neighbouring businesses and proprietors for works which may be carried out on the public highway or in neighbouring properties, should they prove to inconvenience the operation of its business activities, without the Tenant being entitled, at any time, to issue proceedings against the Landlord for these external events.

5.6 – Return of the premises

Upon its departure, the Tenant shall return the Premises in a good state of repair or, failing this, shall pay the Landlord for the cost of the works required in order to make said Premises good, the Tenant continuing to be liable for obsolescence resulting from wear and tear.

To this end an inventory shall be compiled on the expiry date of the Lease at the latest or when possession comes to an end, in the presence of the Tenant, having been duly invited to attend and following which the Tenant shall return the keys to the Landlord.

Should the Tenant fail to attend at the time and date set for the inventory, the latter shall be compiled by a bailiff, if necessary with the assistance of a locksmith, solely at the expense of the Tenant. The inventory shall include, if appropriate, a survey of repairs to be made, a list of which shall be compiled at a later date by the Landlord’s architect to which the parties hereby grant an irrevocable mandate for this purpose.

Should work prove to be required, the Landlord shall have a costing drawn up, which shall be agreed by the Tenant within ten days of the costs being notified.

Should the Tenant fail to reply, the cost of making good shall be deemed to have been agreed by the Tenant and the Landlord may have the works carried out by companies of its choice, the Tenant alone being responsible for costs.

6 – INSURANCE

6.1 – Landlord’s insurance

The Landlord shall cover the pecuniary consequences of any public liability that it may incur as owner.

The Landlord shall insure itself or as part of the co-ownership, if there is one, its property as well as any related developments and installations, at replacement cost, any compensation being delegated to the Tenant in application of Article 4.3.1.

Should the Premises be made up, wholly or partly, of individual co-ownership lots, the Landlord shall be entitled to take out, in addition to any cover taken out by the building’s management association, any additional policy that it may deem necessary, the corresponding premiums being paid for by the Tenant.

Should the business carried on by the Tenant result in the Landlord or neighbours or joint tenants being obliged to pay any additional insurance premiums, the Tenant shall reimburse the interested parties in full.

Insurance premiums and any additional premiums paid for by the Landlord shall be reimbursed by the Tenant under the terms stipulated in Articles 3.3.1 and 3.3.2 of the General Terms and Conditions.

6.2 Tenant’s insurance

As soon as the lease comes into force, the Tenant shall cover the pecuniary consequences of any public liability that it may incur as a result of its business activities, in particular with respect to neighbours and third parties in general, by taking out policies with insurance companies widely known to be solvent. Since the parties have agreed that the Landlord shall not give the Tenant any guarantee against disturbance to its enjoyment that may be caused by third parties, for whatever reason, said Tenant shall take out its own insurance to cover loss of enjoyment and operating losses.

The insurance shall, in particular, include cover against the risk of fire, explosions, storms and floods in relation to its goods, equipment, plant and merchandise, as well as to any adaptations that it may have made.

The Tenant shall take out insurance against operating losses, broken glass, broken windows and equipment of any kind.

The Tenant shall take out cover ‘at replacement cost’ and shall provide the Landlord with evidence of such insurance on an annual basis.

The Tenant shall provide the Landlord with evidence of its insurance policies and of payment of the corresponding premiums, as soon as the Lease has been signed.

The insurance policies relating to these covers shall be kept in force for the entire duration of the Lease and the Tenant shall pay all premiums and contributions and may be required to provide evidence of same simply at the Landlord’s request.

6.3 – Mutual waiver of recourse

The Tenant hereby expressly waives the right, and shall have its insurer waive the right, to any recourse against the Landlord and its insurers for destruction or total or partial deterioration of any plant, furniture or other items of value and merchandise, due to loss or disturbance of possession of the Premises and even in the event of total or partial loss of operating facilities, including intangibles.

The Landlord reciprocally expressly waives the right and shall have its insurers waive the right, to any recourse that it may be entitled to exercise against the Tenant and its insurers.

6.4 – Accidents – Disturbances

The Tenant shall inform the Landlord or its authorised agent, immediately of any accidents occurring on the Premises.

It shall inform the Landlord immediately of any repairs made necessary by any wear or deterioration even if there is no apparent resultant damage, under penalty of being held liable for any direct or indirect worsening of the situation resulting from its silence or delay, in particular, with respect to the Landlord’s insurers.

The Tenant shall allow both the Landlord and any experts commissioned by insurance companies, free access to the Premises. It may not exercise any recourse against the Landlord for the performance of these expert appraisals.

It shall, at its own expense and without delay, move its furniture, remove any cabinets and decorations as well as any installations the removal of which may be required in order to diagnose and repair leaks of any kind as well as any cracks and, generally speaking, for the performance of any works.

7 – LIABILITY AND RECOURSE

The Tenant shall waive the right to any action for damages against the Landlord and, in particular:

7.1 – In the event of theft or any other offence to which the Tenant may be victim in the Premises or in the Property’s outbuildings, the Landlord not having any duty to achieve a given result with respect to surveillance or security.

7.2 – Should the supply of water, gas, electricity or any other fluids be interrupted or in the event of the lifts being out of order, even if this is for a prolonged period.

7.3. – In the event of damages caused to the Premises and to objects contained therein, in particular, following leaks, floods, damp or other circumstances that may be due to any works, including those covered by Article 606 of the French Civil Code, the Tenant being obliged to take out insurance against these risks and being without recourse against the Landlord.

7.4 – In the event of behaviours resulting in liability being incurred by the building’s other occupants, their staff, suppliers or clients, the Tenant personally endeavouring to take direct recourse against those causing the disturbances.

7.5 – In the event of the Tenant’s enjoyment of the Premises being disturbed by any third parties, under these circumstances the Tenant being obliged to take direct action against said third parties without being entitled to involve or have recourse against, the Landlord.

8 – SUBLETTING – ASSIGNMENT

8.1 – Rental

The Tenant is prohibited from giving possession of all, or part, of the Premise to anyone at all (apart from one of its group companies), in any form whatsoever, even temporarily or free of charge or at will or under a management agreement. Any total or partial subletting is strictly prohibited (apart from to one of the Tenant’s group companies), under penalty of automatic cancellation of the Lease.

In the event of subletting to a company belonging to the Tenant’s group of companies or to a third party which may, on an exceptional basis, be authorised by the Landlord, the Tenant alone shall continue to be liable for payment, in full, of the rent to the Landlord and alone shall be responsible for the terms and conditions of the Lease, the sub-tenancy only being fully valid within the scope of the rights held by the Tenant by virtue of this document.

Subletting, even if it is authorised, shall be granted at the Tenant’s own risk and said Tenant agrees to take personal responsibility for the eviction of any sub-tenant.

Please note that the Premises form an indivisible whole and that, as a consequence, the sub-tenant shall not have any direct rights in respect of the Landlord and, in particular, any right to have the premises maintained or to have the Lease renewed.

No third party sub-letting can be authorised, if the Tenant owes any rent, charges or ancillary charges.

This clause does not aim to prevent the Tenant from making space available to its clients within the context of its business activity.

8.2 – Assignment

The Tenant may not assign, in whole or in part, its right to the Lease, under penalty of cancellation, unless to the acquirer of its goodwill.

No assignment may be made if the Tenant owes rent, charges or ancillary charges.

The Landlord shall be called for the deed of transfer by recorded delivery letter.

The Tenant shall remain as joint and several guarantor, waiving any right to contest or divide liability, of any subsequent assignee or assignees, both for the payment of rent and for the fulfilment of all the terms and conditions of the Lease.

Anyone subsequently becoming an assignee of the Lease shall continue to be liable in respect of the Landlord, jointly and severally with the Tenant, for payment of rent and for the fulfilment of the terms and conditions of the Lease, for the entire duration of same even if they are no longer at the premises and may even have assigned their rights under said Lease.

To fulfil this guarantee, in all cases of assignment, the Tenant’s successor as well as all subsequent successors shall, for the purposes of the validity of said assignment, provide the Landlord with a bank guarantee for payment of a sum corresponding to one year’s rent, inclusive of taxes, said rent being the rent in force on the date of assignment.

An execution copy of the deed of transfer, recorded as an original copy, shall be sent to the Landlord free of charge, the Tenant being obliged to adhere to rules of notification under Article 1690 of the French Civil Code.

8.3 – Transfer

As required, it is specified that in accordance with Article L. 145-16 of the French Commercial Code this Lease shall be freely transferred within the context of a T.U.P. (Complete transfer of assets and liabilities) transaction involving any merger, asset contribution-demerger or demerger, without needing to adhere to the formalities of Article 1690 of the French Civil Code.

9 – AVOIDANCE CLAUSE

Should exact payment of one single instalment of rent, any charge or ancillary charge or occupation rent under Article L. 145-28 of the French Commercial Code or more generally speaking, any sum owing by the Tenant, fail to be paid on its due date and one month after an order to pay or formal notice to pay given by means of an extrajudicial document containing the Landlord’s declaration of intent to enforce this clause, remains unheeded, the Lease shall automatically be cancelled, if the Landlord believes this is the right course of action, without any need to go to law.

The same clause shall apply, if one single clause of the Lease fails to be performed.

Should the Tenant refuse to vacate the premises, its expulsion shall result from a simple interim order issued by the Presiding judge at the Tribunal de Grande Instance with jurisdiction in the area where the Premises are located, which shall be provisionally enforceable without guarantee, notwithstanding the right of appeal.

In this case, whatever the reason for the cancellation, the advance rent, as defined in the Special Terms and Conditions shall be acquired by the Landlord for initial damages as per Article 3.7.2 above without prejudice to any other damages and the Tenant shall be liable to pay the Landlord occupation rent in application of Article 3.9 of the General Term and Conditions, irrespective of the rent outstanding on the date on which the Lease is cancelled.

10 – TOLERANCE

Any tolerance on the part of the Landlord in relation to the terms and conditions of the Lease, whatever the frequency or duration, may not, under any circumstances, be considered as amending or deleting said terms or conditions, nor as generating any right whatsoever, the Landlord being able to end said tolerance at any time.

11 – SEVERABILITY

The parties expressly agree that the invalidity or illegality, in terms of the impossibility of enforcement, of any one of the clauses of the Lease shall not affect the validity of the Lease and the possibility of enforcing the other provisions of the Lease, the disputed clause being deemed never to have been written.

12 – AMENDMENTS AFFECTING THE PERSON OF THE TENANT

The Landlord shall be informed of any amendments to the Tenant’s Memorandum and Articles of Association resulting in a change in the form of its company, a change of name, the transfer of its registered office, a change of capital or any change of Chairman or manager, within a period of one month, supported by an up-to-date Kbis extract [company registration information] and a certified copy of its current Memorandum and Articles of Association.

13 – SUBSTITUTION OF THE LANDLORD

Throughout the duration of the Lease and any renewals, should the Landlord transfer ownership of the Property, by any legal means, to a third party of its choice, whether this is a legal or natural person, the latter shall automatically be substituted for the Landlord, from the transfer date, in all the rights and obligations arising from this Lease, both actively and passively, without this substitution, which has already been agreed by the Tenant, resulting in a novation in respect of this Lease.

The Tenant hereby agrees that any deposit or surety or guarantee held by the Landlord by virtue of this Lease, should be transferred to the acquirer, thereby waiving the right to any recourse against the current Landlord, the vendor, by virtue of the restitution of these guarantees.

14 – ELECTION OF DOMICILE

For the execution of this document each party elects domicile at its registered office.

15 – ANNEXES

The documents below constitute the annexes of this Lease and form an integral part thereof:

Annex 1: Plan of the rented premises

Annex 2: Natural and technological risk report

Annex 3: Asbestos assessment

Annex 4: Termite assessment

Annex 5: Energy performance assessment

Annex 6: 2010 Property tax advice

Made in Paris on 03/01/2011

In two original copies

The Landlord	The Tenant

[signatures]
Corpet Louvet Shareholder [Handwritten]

[Stamp]

INTERXION FRANCE

Bât 260 – 45 avenue Victor Hugo

93534 Aubervilliers Cedex – France

Bobigny Register of Trade and Companies 423 945 799

APE 6311 Z

Tel.: +33 (0)1 53 56 36 10 – Fax: +33 (0)1 53 56 36 20

[Signature] Chairman [Handwritten]